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                                                      OMB Number 3235-0287
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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

        Ellett                       David                            R.
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        (Last)                      (First)                        (Middle)

                           c/o 2444 Charleston Road
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                                   (Street)

      Mountain View                   CA                              94043
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  Docent, Inc.  DCNT
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)   000-00-0000
                                                                  --------------

4.  Statement for Month/Year
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year) 12/00
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    [X] Director    [X] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    Chairman, President & CEO
    ----------------------------------------------------------------------------


7.  Individual or Joint/Group Filing Reporting (Check Applicable Line)

    [X] Form filed by One Reporting Person

    [ ] Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock           12/19/00     G              6,000         D        $8.75                                I      Ellett Family
                                                                                                                         Trust
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Common Stock           12/31/00     J(1)         197,916         D        N/A          794,000                 I      Ellett Family
                                                                                                                         Trust
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Common Stock           12/19/00     G              6,000         A        $8.75          6,000                 I         Ellett
                                                                                                                       Foundation
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1. The Reporting Person's August, 2000 exercise of options issued under the 1997
   Stock Option Plan (the "Plan") was inconsistent with the terms of the Plan. The exercise was rescinded pursuant to an agreement between the Reporting Person and the Company.
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Stock option (right to buy)           N/A               12/31/00           J(2)                         A           197,916
-----------------------------------------------------------------------------------------------------------------------------

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

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative       6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
    Security (Instr. 3)          cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
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
Stock option (right to buy)    Immed    01/13/10 Common Stock  197,916         N/A          197,916             D
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

Explanation of Responses:
2. The Reporting Person's August, 2000 exercise of options issued under 1997 Stock Option Plan (the "Plan") was inconsistent with the terms of the Plan. The exercise was rescinded pursuant to an agreement between the Reporting Person and the Company.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                              /s/ David R. Ellett                  06/11/01
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                                      David R. Ellett
                                 Chairman, President & CEO